08030548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaFise Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Biscayne Blvd., Suite 3550
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcela Zamora (305) 374-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125, Miami Florida 33144
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marcela Zamora, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaFise Securities Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Certain Officers and/or Directors of Lafise Securities Corporation maintain a proprietary interest in the following accounts: See Below

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N☒A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Accounts with proprietary interests:

Latin American Financial Services
Lafise Valores Puesto De Bolsa Costa Rica
Lafise Valores Guatemala
Bancentro
Banco Lafise Costa Rica
Seguros Lafise
Lafise Valores Panama
Banco Lafise Honduras
Lafise Valores Santo Domingo
Banco Lafise Panama

EXHIBIT "A"

LAFISE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

CURRENT ASSETS		
Cash in Bank	$ 252,315	
Cash Deposits With Clearing Organizations	103,884	
Accounts Receivable from Clearing Brokers, No Reserve Required	206,117	
Commission Receivable	2,732	
Prepaid Expenses and Other Assets	2,648	
Total Current Assets		$ 567,696
PROPERTY AND EQUIPMENT, At Cost		
Net of Accumulated Depreciation of $10,294		2,551
TOTAL ASSETS		$ 570,247

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$ 2,269	
Accrued Expenses	10,723	
Total Current Liabilities		$ 12,992
COMMITMENTS AND CONTINGENCIES		
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		120,000
STOCKHOLDERS' EQUITY		
Common Stock - $1 Par Value; Authorized - 5,000,000 Shares; Issued and outstanding - 177,778 Shares	$ 177,778	
Additional Paid-In Capital	704,222	
Retained Earnings (Deficit)	(444,745)	
Total Stockholders' Equity (Deficit)		437,255
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 570,247

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

LAFISE SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		$ 300,153
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 238,761	
Clearance, Quotation, and Communication Costs	26,947	
Occupancy and Other Rentals	18,003	
Taxes, Other than Income Taxes	150	
Other Operating Expenses	67,288	
Total Operating Expenses		351,149
(LOSS) FROM OPERATIONS		$ (50,996)
INTEREST EXPENSE		2,418
(LOSS) BEFORE INCOME TAXES		$ (53,414)
FEDERAL AND STATE INCOME TAX (PROVISION)		-
NET (LOSS)		$ (53,414)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

LAFISE SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-in	Retained Earnings
	Shares	Amount	Capital	(Deficit)
Balance - January 1, 2007	177,778	$ 177,778	$ 154,222	$ (391,331)
Capital Contribution from Stockholder	-	-	550,000	-
Net (Loss) for the Period	-	-	-	(53,414)
Balance - December 31, 2007	177,778	$ 177,778	$704,222	$ (444,745)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

LAFISE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES		
Net (Loss)	$ (53,414)	
Adjustments to Reconcile Net Profit to Net		
Cash Used in Operating Activities:		
Depreciation	3,410	
Changes in Operating Assets and Liabilities:		
Decrease in Commission Receivable	27,534	
(Increase) in Cash Deposit With Clearing Organizations	(66,458)	
(Increase) in Accounts Receivable from Clearing Brokers	(206,117)	
(Increase) in Prepaid Expenses and Other Assets	(1,369)	
(Decrease) in Accounts Payable and Accrued Expenses	(7,794)	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (304,208)
FINANCING ACTIVITIES		
Capital Contribution from Stockholder	$ 550,000	
NET CASH PROVIDED BY FINANCING ACTIVITIES		550,000
INCREASE IN CASH		$ 245,792
CASH AT BEGINNING OF YEAR		6,523
CASH AT END OF YEAR		$ 252,315
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on June 1, 2001, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. On November 12, 2004, the Company amended its articles of incorporation to increase the number of authorized shares of its capital stock from 1,000,000 to 5,000,000 shares.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis, however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

The Company does not own any restricted or investment securities at December 31, 2007.

Depreciation - Depreciation is provided on an accelerated basis using estimated lives of five years.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $5,000. At December 31, 2007, the Company had "Net Capital" which was in excess of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into an agreement with an affiliated entity commencing November 1, 2001, and updated October 11, 2006 for the rental of office space and common areas at a monthly rental of $1,500. This agreement can be terminated by either party with three months notice.

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2007 is as follows:

Commissions	$ 237,994
Interest and Other	62,159
	$ 300,153

NOTE 5 - CASH DEPOSITS WITH CLEARING ORGANIZATIONS

The cash deposits with the clearing organizations represents funds in restricted reserve accounts which cannot be removed without the permission of the clearing organizations.

NOTE 6 - AGREEMENT WITH CLEARING ORGANIZATION

In March 2006, the Company entered into a fully disclosed clearing agreement with North American Clearing, Inc. This agreement is for a five year period, but can be terminated after the five years with ninety days written notice by either the Company or the clearing agent. The agreement will automatically renew for one year periods, after the original five years are over. In May 2007, the Company entered into a fully disclosed clearing agreement with Pershing, LLC. This agreement can be terminated by either party without cause upon ninety days written notice or within thirty days by Pershing for failure of the Company to adhere to certain of the agreement's guidelines. During the year ended December 31, 2007, the Company ended its clearing arrangement with Raymond James and Associates, Inc.

NOTE 7 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory Federal rate primarily as a result of the valuation allowance described below and State income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

Deferred tax assets:	
Net operating losses	$ 149,000
Timing differences	-
	$ 149,000
Less: Valuation allowance	149,000
	$ -

At December 31, 2007, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2007. The Company has available at December 31, 2007, approximately $ 437,000 of unused operating loss carryforwards that may be applied against future taxable income and will expire in years through 2027.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On March 14, 2006, the Company borrowed $ 120,000 from one of its directors and stockholders under an approved subordinated loan agreement. This subordinated loan bears interest at one and one-half (1.5) percent per annum and is due on on April 30, 2009. This subordinated loan agreement was approved by the National Association of Securities Dealers (NASD) effective April 18, 2006.

NOTE 9 - SUBSEQUENT EVENT

In January 2008, the Company was approved to act as a dealer in Government and Municipal Securities and to add proprietary trading in fixed-income securities. This change in its business operations will require the Company to maintain a minimum net capital of $100,000 instead of the $5,000 minimum net capital required as of December 31, 2007.

LAFISE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

NET CAPITAL		
Total Stockholders' Equity		$ 437,255
Add: Liabilities Subordinated to Claims of General Creditors		120,000
Total Capital and Allowable Subordinated Loans		$ 557,255
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 2,551	
2. Prepaid Expenses and Other Assets	2,648	5,199
Net Capital Before Haircuts on Security Positions		$ 552,056
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Exempted Securities	$ -	
2. Debt Securities	-	
3. Options	-	
4. Contractural Security Commitments	2,078	2,078
Net Capital		$ 549,978

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

SCHEDULE 1
(Continued)

LAFISE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition:		
Accounts Payable	$ 2,269	
Accrued Expenses	10,723	
Total Aggregate Indebtedness		$ 12,992

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 866
Minimum Net Capital Requirement	$ 5,000
Excess Net Capital	$ 544,978
Excess Net Capital at 1,000 Percent (Net Capital less 10% of Aggregate Indebtedness)	$ 548,678
Percentage of Aggregate Indebtedness to Net Capital	2.4%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

LAFISE SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, Beginning of Year	$ 120,000
Additions	-
Decreases	-
Balance, End of Year	$ 120,000

LAFISE SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. As of December 31, 2007, the Company had two clearing firms, Pershing, LLC and North American Clearing, Inc.

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Lafise Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Lafise Securities Corporation (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • 305.554.1560 • 305.553.0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with United States generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 15, 2008

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

February 15, 2008

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Lafise Securities Corporation

We have audited the accompanying statement of financial condition of Lafise Securities Corporation as of December 31, 2007, and the related statement of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lafise Securities Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

END

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • 305.554.1560 • 305.553.0115 Fax